EXHIBIT 99.1

Monalizumab and ANKET™ Data Will Be Presented at ESMO 2021 Virtual Congress

AstraZeneca to present new data on monalizumab in combination with durvalumab in a late-breaking abstract on COAST Phase 2 trial

MARSEILLE, France, Sept. 02, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that two oral presentations will be highlighted at the ESMO 2021 Virtual Congress.

AstraZeneca will present a late-breaker abstract on the COAST Phase 2 trial, highlighting progression-free survival (PFS) results for novel durvalumab combinations with potential new medicines, including Innate’s monalizumab, and oleclumab, an anti-CD73 monoclonal antibody, in unresectable, Stage III non-small cell lung cancer (NSCLC).   Monalizumab, Innate’s lead partnered asset, is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells.

In addition, Innate will present pre-clinical data from its next-generation, proprietary, multi-specific NK cell engager platform known as ANKETTM (Antibody-based NK cell Engager Therapeutics).

“We’re pleased with the continued progress of monalizumab, particularly in a combination trial with durvalumab in unresectable, Stage III non-small cell lung cancer,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma.  “Furthermore, the pre-clinical ANKETTM data at ESMO validates the importance of NK cell science and its role in the next wave of immunotherapy, while serving as the scientific engine to further advance our clinical pipeline. We look forward to seeing both oral presentations at ESMO.”

Presentation details

Monalizumab:

Title: COAST: an open-label, randomised, phase 2 platform study of durvalumab alone or in combination with novel agents in patients with locally advanced, unresectable, Stage III NSCLC
Date and time: September 17, 2021, at 2:20 p.m. CEST
Presentation number: LBA42

Alexandre Martinez-Marti (Barcelona, Spain) will deliver the presentation.

ANKET:

Title: Harnessing innate immunity in cancer therapies: the example of Natural Killer Cell Engagers
Date and time: September 18, 2021 at 1:30 p.m. CEST
Presentation number: 1O

Professor Eric Vivier, DVM, Chief Scientific Officer of Innate Pharma, will deliver the presentation.

About Monalizumab:

Monalizumab is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells.

NKG2A is an inhibitory checkpoint receptor for HLA-E. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. HLA-E is frequently overexpressed in the cancer cells of many solid tumors and hematological malignancies. Monalizumab may reestablish a broad anti-tumor response mediated by NK and T cells, and may enhance the cytotoxic potential of other therapeutic antibodies1.

AstraZeneca obtained full oncology rights to monalizumab in October 2018 through a co-development and commercialization agreement initiated in 2015. The ongoing development for monalizumab is focused on investigating monalizumab in various combination strategies in different malignancies.

About COAST Trial:

COAST is a Phase 2, multi-arm, randomised trial investigating durvalumab alone or in combination with either monalizumab, an anti-NKG2A monoclonal antibody, or oleclumab, an anti-CD73 monoclonal antibody, in 189 patients with locally advanced, unresectable Stage III NSCLC who had not progressed after concurrent CRT.

COAST is being conducted by AstraZeneca in 82 centers across nine countries in North America, Europe and Asia. The primary endpoint of the trial is overall response rate (ORR) as a measure of anti-tumor activity. Secondary endpoints include safety, duration of response, overall survival and PFS.

About ANKETTM:

ANKETTM (Antibody-based NK cell Engager Therapeutics) is Innate Pharma's proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer. The Company’s latest innovation, its tetra-specific ANKET molecule, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and a cytokine (IL-2v) via a single molecule. This leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.

In preclinical studies, Innate's tri-2 and tetra-specific technology has demonstrated potent NK cell activation, cytotoxicity and efficient control of tumor growth in preclinical models. This versatile fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer (NK) cell biology and has expanded its expertise in the tumor microenvironment and tumor antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France, with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:
Investors Innate Pharma Henry Wheeler Tel.: +33 761 88 38 74 Henry.wheeler@innate-pharma.fr	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

__________________________
1 André et al, Cell 2018
2 Gauthier et al., Cell 2019